LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

June 8, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Deja Foods, Inc. File Number 333-124016 Registration Statement on Form SB-2 Amendment Number 4
Attn:	John Zitko Division of Corporation Finance

Dear Mr. Zitko:

        In response to the Staff's comment letter to us dated May 19, 2006, we are filing herewith Amendment Number 4 to the Registration Statement on Form SB-2 of Deja Foods, Inc. (the "Company"). We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's comment letter to us.

        1.     We have filed final, executed and dated copies of all documents relating to the credit facility with Laurus Master Fund, Ltd. including applicable schedules, exhibits and annexes thereto. These documents can be found at exhibit 10.19.

        2.     We have added a risk factor as the fourth Risk Factor, which discusses our potential rescission liability as a result of the issuance of securities in two transactions while our Registration Statement was on file with the Commission. We have added a similar disclosure as footnote 18 to the financial statements.

        3.     We have updated our disclosure on page 9 of the amended registration statement for the year ended December 31, 2005 and the three months ended March 31, 2006 and 2005 to omit costs that have been capitalized as part of the acquisition cost of M & L Wholesale Foods, LLC. Our prior filing inadvertently included certain costs which were capitalized as part of the acquisition and all amounts were corrected in amendment No. 3 and have been verified in the current amendment No. 4 filing.

        4.     We have added a final sentence under "Forward-Looking Statements" indicating that we are obligated under certain circumstances to update or revise the Prospectus disclosure in accordance with the Federal securities laws.

        5.     We have revised our overall discussion on pages 8 and 9 to provide additional information quantifying revenue variations between periods and incorporate detailed discussions of product and sales mix and have attempted to provide appropriate data within the context of the guidance with the understanding we do not have the quantifiable data specified as we have not managed the business in this manner. However, it should be noted as we indicated previously, our records do not differentiate between the institutional and retail sales, nor continuity and closeouts. Instead, we gathered the data used in this expanded discussion through a detailed manual and spreadsheet analysis of our sales and purchasing data. In addition, we have expanded our discussion in various places in the MD&A to describe and quantify income statement variances between the periods.

        6.     The descriptions for the second and third scenarios on page 12 of the third amendment to our registration statement were incorrect as those scenarios present financing cost of Deja Plus using various gross profit percentages. We have revised the disclosure on page 13 accordingly. In addition, we have updated the presentation of Actual Cost of Funds in the Sensitivity Analysis to present it net of income from unconsolidated subsidiary, as has been described in the explanatory section of the Sensitivity Analysis.

        7.     We have revised our disclosure on F-9 to disclose that our agreement with the Fund runs until March 2009. We have also removed from our discussion in the MD&A on page 7, Results of Operations and page 16, Liquidity and Capital Resources that part of our plans are to reduce or eliminate borrowings from Deja Plus and added a disclosure in the MD&A on page 11 Liquidity and Capital Resources regarding the possible increase in our borrowing costs that the Management Agreement may have.

        8.     We have revised our disclosure on F-20, Investment in Affiliated Company to disclose that The Management Agreement, which covers the funding of inventory purchases, expires March 2009 and during the term of the Management Agreement, to the extent the Fund has funds available, we are required to use the Fund to fund our inventory purchases before using other funding sources. We have also revised our discussion in the MD&A on page 11, Liquidity and Capital Resources.

        9.     We do not believe EITF 96-18 applies to the warrants we issued with convertible debt as EITF 96-18 applies to equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services. The warrants we issued with the convertible debentures were issued primarily in exchange for Fund interests. However, if the minimum value method was not used in 2005, and the peer group volatility was used instead, the warrants would be valued at less than $22,000, which is clearly immaterial. In 2006, we use peer group volatility in accordance with SFAS 123R and therefore, the fair value of the warrants is recognized during the three months ended March 31, 2006. We do not consider the amount material for the year ended December 31, 2005 and the warrant value was adjusted in the first quarter of 2006.

        10.   We have revised our disclosure on F-30, Commitments and Contingencies, to disclose that through March 2009, to the extent the Fund has funds available, we are required to use the Fund to fund our inventory purchases before using other funding sources.

        11.   The pro forma financial information, which begins on F-45, has been revised to include pre-acquisition pro forma information in accordance with Item 310(d) of Regulation S-B. However, a pro forma balance sheet has not been included with this current amendment No. 4 to the registration statement since the acquisition transaction is included in the March 31, 2006 Deja Foods consolidated balance sheet and pursuant to Article 11 of Regulation S-X, "a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 shall be filed unless the transaction is already reflected in such balance sheet." In accordance with the revision to the pro forma information described herein, pro forma information is not included as part of either Summary Financial Data on page 2 or Selected Financial Data of page 5 of this amendment No. 4 to the registration statement as amendment No. 4 does not include statements of operations for the nine months ended September 30, 2005.

        12.   The financial statements included with this amendment to the registration statement are as of March 31, 2006 and for the three months ended March 31, 2006 and 2005. We have provided a current consent of our independent accountants as exhibits 23.8 and 23.9.

        13.   We have revised the information provided on pages II-1 through II-3, Recent Sales of Unregistered Securities, to provide the information requested.

        14.   All exhibits previously filed which were not in final, executed form are filed with this amendment to the Registration Statement. These are provided as exhibits 10.20 through 10.28.

          We wish to confirm that our ownership interest in the Deja Plus High Yield Income Fund, LLC at March 31, 2006 was approximately 16% and that disclosure can be found on pages 11, 13, and 34 of this amendment No. 4 to the registration statement.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures